Exhibit 4.5

1.	Introduction

This guide summarizes the main provisions of the APP 2025/26 (the “plan”) and highlights the general operation of the plan for US Strategic Leaders. The plan has been approved by the Remuneration Committee and Group Executive Committee who have absolute discretion over its operation, employee payment/non-payment and design.

The APP is intended to motivate employees to achieve the highest possible business and individual performance, whilst always ensuring that all safety, health and environment requirements are adhered to, all standards of service are achieved; and customer and shareholder expectations reached. All our stakeholders should benefit from the APP.

Targets for financial measures and individual objectives will be set at the start of each plan year, which runs from April 1 to March 31. Individual objectives should be input into MyHub.

2.	APP Framework

Sixty percent (60%) of your potential APP award is based on achievement against business area financial measures, twenty percent (20%) against business area operational & stakeholder measures and twenty percent (20%) is based on your performance against your individual objectives. The achievement of stretch performance across all measures may result in the maximum APP award.

Band	On-target APP (% of eligible earnings)
	Financial measures (60%)	Operational measures (20%)	Individual Performance (20%)	Total On-target APP Award
Strategic Leadership Group	24%	8%	8%	40%

Band	Maximum APP (% of eligible earnings)
	Financial measures (60%)	Operational measures (20%)	Individual Performance (20%)	Total Maximum APP Award
Strategic Leadership Group	48%	16%	16%	80%

2.1	Eligible Earnings

APP is calculated using ‘eligible earnings’. Eligible earnings include any salaried pay received during the plan year. Other earnings such as but not limited to overtime, shift premium, and worker’s compensation are not included in eligible earnings. Earnings are calculated on a whole month’s basis and daily for part months.

2.2	What financial and operational/stakeholder measures apply?

The set of financial measures and operational/stakeholder measures that will apply to you will depend on the focus of your role:

1.	If you are primarily dedicated to NY, NE or NGV (either in a business specific or support function), your APP will be based on NY, NE and NGV measures.

Published June 2025

2.	If you are not primarily dedicated to NY, NE or NGV, and provide support across US, your APP will be based on the US-wide measures (composite of NY & NE).

3.	If your role has a Group wide remit your APP will be based on Group measures.

The SLG targets and measures documents are not published on Grid:home due to commercial sensitivity. Please speak to your manager if you have questions on the targets and measures that apply to your role or check the SLG SharePoint channel.

Published June 2025

2.3	Individual Performance

Assessment of individual performance is based on the Performance for Growth (P4G) performance management approach. Following an end-of-year performance conversation, your manager will determine an appropriate Individual Performance Score based on your achievement against your individual objectives and your demonstration of our values. The individual performance score will determine what portion of the available budget will be allocated to you as an APP award.

A worked example is provided in Appendix 1.

The relevant Committee (such as Remuneration Committee/Group Executive Committee) may use its discretion to reduce payments to take account of significant safety or service standard incidents; or to consider environmental, social and governance issues when determining payments. In addition, it retains the right, in exceptional circumstances, to reclaim any monies as described in section 7 through means deemed appropriate to specific circumstances.

3.	APP Payments

APP awards are payable no later than June are subject to tax and applicable withholdings. The award is calculated as a percentage of eligible earnings over the plan year.

4.	New starters

New starters who join the Company between March 1 – March 31 (the last month of the plan year) will not be eligible to receive an award for the respective plan year. New starters who join at any other time in the plan year (April 1 to February 29) will be eligible to be considered for a pro-rated APP award.

5.	Ceasing to be employed

If you have completed the plan year, you may be eligible to be considered for an APP award for the completed plan year unless you have been dismissed for misconduct. However, if you have already left voluntarily by June 1 following the end of the plan year, you will not be entitled to receive an APP award payment.

If you cease to be an employee at any time during the plan year due to misconduct, poor performance or resignation, you will not be eligible or entitled to receive any payment under the plan or other discretionary cash payment in lieu.

If you cease to be an employee at any time during the plan year due to other reasons, such as redundancy, retirement or death/disability and you have completed at least one month of service in the plan year, you will be eligible to be considered to receive a discretionary cash payment based on a prorated APP award (based on on-target performance and paid out in two month cycles).

(a)

“Retirement” for participants in a traditional defined benefit pension plan is defined in your summary plan description available online through the Pension Service Center at https://pensionservices.nationalgrid.com/ “Retirement” for participants in the cash balance pension plan or the defined contribution/401(k) plan is defined as the earlier of age 65 or eligibility for retiree medical benefits. Your eligibility for retiree benefits can be found on LiveBrighter’s digital benefits guide - https://www.ngbenefitslivebrighter.com/public/welcome, select Management, then in the upper right-hand corner click the three bars, go to the Retiring Soon tab, select your group, and you will see the eligibility for retiree benefits noted on the bottom of the page.

6.	Change in role during the plan year

Your APP award will be calculated based on your on-target percentage opportunity and APP code as of March 31 of the respective plan year.

Published June 2025

If you move out of SLG during the plan year, you should refer to the Band B-F APP guide available on Grid:home.

7.	Reducing or Recovering APP Awards

Where the Remuneration Committee or Directors, in their absolute discretion, determine that exceptional circumstances exist that justify doing so;

•	in respect of all or part of an award that has yet to be paid, the Remuneration Committee or Directors may determine the award, or part of it, will be forfeited; and

•

in respect of all or part of an award that has been paid, the Remuneration Committee or Directors may determine the award, or part of it, will be forfeited and may reclaim an amount considered appropriate through means deemed appropriate to those specific circumstances.

The Remuneration Committee or Directors may reduce performance related remuneration prior to payment (‘malus’) or may require repayment of payment already made (‘clawback’). In the case of clawback this may be dealt with by way of deduction from any sums due in the future (including salary and future cash bonus or share awards).

The Remuneration Committee or Directors may also, acting reasonably and in good faith, delay the payment of an award if, at the payment date there is an ongoing investigation or other procedure being carried on to determine whether exceptional circumstances exist and further investigation is warranted.

Exceptional circumstances include (but are not limited to) circumstances where the Directors in their absolute discretion determine that any of the following has occurred:

(i)	a material misstatement of the Company’s financial results has occurred which has resulted in an APP overpayment, irrespective of whether you were at fault;

(ii)	a serious failure by you to perform your duties and responsibilities to the Group;

(iii)	you have materially violated any of the Group’s written policies, ethics rules, codes of conduct, agreements or employment requirements;

(iv)	you have engaged in misconduct, illegal conduct, fraud, misappropriation or embezzlement;

(v)	you have been convicted of, or had a plea of guilty or nolo contendere to any criminal act;

(vi)	you have engaged in any act or made any statement which impairs, denigrates, disparages or negatively reflects upon the name, recognition or business interests of the Group;

(vii)

you have engaged in any conduct, action or inaction that has damaged, hurt, harmed or otherwise had an adverse impact on any Group company or any of its operations, employees, directors, customers or suppliers;

(viii)	a significant environmental, health and safety or customer issue has arisen;

(ix)	a failure of risk management has occurred; or

(x)	facts emerge after termination of employment which, had they been known at the time, would have resulted in you not being treated as a good leaver.

8.	Limitations of the Plan

The Company may amend, suspend or terminate all or any part of the plan at any time. Participation in, and the operation of, the plan will not form part of or affect your contract of employment or your employment relationship, nor will they give you the right to continued employment. Participation in one year of the plan does not indicate that you will participate, or be considered for participation, in any future years. You are not entitled to any compensation or other benefit in respect of the plan.

Published June 2025

Appendix 1

Worked Example

Band	SLG
Business Area	NE
Business Measures	NE
Target APP %	40.0%
Eligible Earnings	$280,000

Individual Performance Score (Range from 0 to 100 of maximum opportunity)	25
Performance didn’t meet or fully meet expectations for “what” and “how” standards.
Budget Modifier (Based on the pool funding and the total individual performance scores)	90%
Individual Performance Outturn (% of maximum opportunity)	22.50%

NE Financial Measures (0% at threshold, 50% at target, and 100% at stretch)	Weighting	Performance Outturn	Weighting x Performance Outturn
Underlying Operating Profit ($’m)	50.00%	60.00%	30.00%
Operating Return on Equity (%)	50.00%	40.00%	20.00%

	100.00%

Overall Performance Outturn for NE Financial Measures (% of maximum opportunity)			50.00%

NE Operational & Stakeholder Measures (0% at threshold, 50% at target, and 100% at stretch)	Weighting	Performance Outturn	Weighting x Performance Outturn
Capital delivery	50.00%	60.00%	30.00%
“Leadership of change” index	50.00%	75.00%	37.50%

	100.00%

Overall Performance Outturn for NE Operational & Stakeholder Measures (% of maximum opportunity)			67.50%

	Target		Maximum Opportunity		Actual
	% of Eligible Earnings	$ Target Award	% of Eligible Earnings	$ Maximum Opportunity Award	Performance Outturn	$ Award	% of Eligible Earnings
Formula	Individual & Business Measures Split x Target APP %	Target % of eligible earnings x eligible earnings $	Individual & Business Measures Split x Maximum Opportunity APP %	Maximum Opportunity % of eligible earnings x eligible earnings $	Based on the tables above	Performance outturn x % of maximum opportunity $	Award $/eligible earnings
Individual	8.0%	$22,400.00	16.0%	$44,800.00	22.5%	$10,080.00	3.60%
Financial Measures	24.0%	$67,200.00	48.0%	$134,400.00	50.0%	$67,200.00	24.00%
Operational & Stakeholder Measures	8.0%	$22,400.00	16.0%	$44,800.00	67.5%	$30,240.00	10.80%

Total APP Award	40.0%	$112,000.00	80%	$224,000.00		$107,520.00	38.40%

Published June 2025